UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry No. (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 251st MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 24, 2014

1. DATE, TIME AND PLACE: On September 24, 2014, at 10:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142 in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”). The meeting was also attended, during part of it, by the Executive Officers and by Mr. André Dorf, CEO of CPFL Renováveis.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived since all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the head office of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the directors resolved on the following matters:

(i)   Take cognizance of the themes examined by the Board’s Advisory Committee and Commission in the month of September;

(ii)   Approve the minutes of the 249th and 250th meetings of the Board of Directors held on August 27, 2014 and September 8, 2014, respectively;

(iii)  Take cognizance of the managerial highlights and material facts in the month of September, as reported by the Chief Executive Officer;

(iv)  Take cognizance of the Market and Regulatory scenario and assumptions, as well as the long-term outlook for the projections of the Strategic and Budgetary Planning Cycle for 2015-2019;

(v)   Ratify, as the direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to item (p), Article 17 of the Bylaws and Resolution 2014086-E of the Board of Executive Officers: (v.i) the acquisition of ten average megawatt (10.0 Average-MW) from conventional power sources, from Tractebel Energia Comercializadora Ltda. (“Tractebel”), for the period from January 1, 2015 to December 31, 2019; and (v.ii) the constitution of guarantee, by CPFL Energia, for the acquisitions of electricity mentioned in item (v.i) above, in the form of Corporate Suretyship Letter;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry No. (NIRE): 353.001.861-33

(vi)   Ratify, as the direct controlling shareholder of CPFL Brasil, pursuant to item (p), Article 17 of the Bylaws and Resolution 2014078-E of the Board of Executive Officers: (vi.i) the acquisition of seven point five average megawatt (7.50 Average-MW) from incentivized power sources, from BME Energia S.A. ("BME"), for the period from January 1, 2015 to December 31, 2020; and  (vi.ii) the constitution of guarantee for the acquisitions of electricity mentioned in item (vi.i) above, in the form of Bank Letter of Guarantee, surety insurance or Security Deposit;

(vii)  Approve, as provided for in Article 17, item (a) of the Bylaws and Resolution 2014088-E of the Board of Executive Officers, the revision of the Disclosure Policy of Material Act or Fact of CPFL Energia, including the necessary adjustments introduced by CVM Instruction 358/2002 and by CVM Instruction 547/2014, and recommend to the Directors appointed by the Company in the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Geração de Energia S.A. (“CPFL Geração”), Rio Grande Energia S.A. (“RGE”) and CPFL Energias Renováveis S.A. (“CPFL Renováveis”) to vote for the approval of the revision of their respective Disclosure Policies of Material Act or Fact;

(viii) Approve, in all its terms, pursuant to item (u), Article 17 of the Company’s Bylaws  and to Resolution 2014085-E of the Board of Executive Officers, the participation of CPFL Energia as intervening party and guarantor of all obligations arising from the Financing Agreement through direct Credit Facility, to be entered into between the subsidiary CPFL Telecom S.A. (“CPFL Telecom”) and the Brazilian Development Bank (“BNDES”), in the aggregate of up to ninety-five million, three hundred and thirty-three thousand reais (R$95,333,000.00), for the term of up to eighty-four (84) months, with a grace period of up to twenty-four (24) months (“BNDES Financing Agreement”), divided into five (5) Sub-facilities in the following amounts: I – Sub-facility “A”, in the amount of forty-two million, eight hundred seventy-nine thousand reais (R$42,879,000.00) and Sub-facility “B”, in the amount of eighteen million, three hundred seventy-seven thousand reais (R$18,377,000.00), allocated to support the Investment Plan for the three-year period 2014-2016, aiming to install the infrastructure of the optic fiber network, in connection with BNDES FINEM Telecom Facility; II - Sub-facility “C” in the amount of twenty-two million six hundred sixty-nine thousand reais (R$22,669,000.00) allocated to the acquisition of domestic equipment, in connection with BNDES Program to Sustain Investment (BNDES PSI) - Sub-program Capital Goods; III – Sub-facility “D” in the amount of ten million nine hundred thirty-three thousand reais (R$10,933,000.00) allocated to the acquisition of domestic equipment, in connection with BNDES FINEM Capital Goods; and IV – Sub-facility “E”, in the amount of four hundred seventy-five thousand reais (R$475,000.00) allocated to investments in social projects in the community, as approved by the Executive Board of BNDES on August 19, 2014, through Executive Board Decision 774/2014 and appendices, and recommend to the executive officers of CPFL Telecom to vote for the approval of the BNDES Financing Agreement; and

(ix)  Recommend that the Company’s representatives on the management bodies of the subsidiaries vote for approval of the following items: (ix.i) CPFL Paulista, CPFL Piratininga, Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), RGE, Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) and Companhia Luz e Força de Mococa (“CPFL Mococa”): (a) Declaration of the amount of energy and participation in the A-1 Auction – ANEEL//2014 (Resolution 2014087-E of the Board of Executive Officers); (b) contracting CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) to provide services of renovation and logistics of distribution transformers, upon prior approval by ANEEL (Resolution 2014089-E of the Board of Executive Officers); and (c) contracting the companies Indústria de Transformadores Itaipu Ltda. and Trael Transformadores Elétricos Ltda. to provide distribution transformers (Resolution 2014090-E of the Board of Executive Officers); (ix.ii) CPFL Piratininga: ratifying the amendment to the service contract for construction and scheduled maintenance services to the electricity lines and distribution grids in urban and rural areas (CCM) no. 4600038047, entered into with Línea Assessoria Empresarial Ltda. (Resolution 2014076-E of the Board of Executive Officers); and (ix.iii) CPFL Renováveis: (a) election of the Chief Financial and Investor Relations Officer for the remainder of the current term-of-office; and (b) election of the members of the Financial Committee and the Operational Committee, for a term-of-office of one (1) year.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry No. (NIRE): 353.001.861-33

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos – Chairman; Renê Sanda, Claudio B. Guedes Palaia, Francisco Caprino Neto, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 7, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.